UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                     Intelect Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                   Common Shares, par value US $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G47962108
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Leslie Wm. Adams
                             The Coastal Corporation
                 Nine Greenway Plaza, Houston, Texas 77046-0995
                                 (713) 877-6259
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 August 13, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

                 ___       Rule 13d-1(b)
                  X        Rule 13d-1(c)
                 ___       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         G47962108               13G    Page  2  of   7    Pages
          -------------------------                   ---    -----


   1     NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Coby C. Hesse, as a trustee of The Coastal Corporation Second Pension Trust
------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) X
                                                                    (b)___
------------------------------------------------------------------------------
   3     SEC USE ONLY

------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
------------------------------------------------------------------------------

                             5       SOLE VOTING POWER
       NUMBER OF                     -0-
        SHARES               -------------------------------------------------
     BENEFICIALLY            6       SHARED VOTING POWER
       OWNED BY                      8,898,782
         EACH                -------------------------------------------------
       REPORTING             7       SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH                -------------------------------------------------
                             8       SHARED DISPOSITIVE POWER
                                     8,898,782
------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,898,782
------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           ___
------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          16.44%
------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON

          IN
------------------------------------------------------------------------------

CUSIP No.         G47962108               13G    Page  3  of   7    Pages
          -------------------------                   ---    -----


   1     NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Donald H. Gullquist, as a trustee of The Coastal Corporation Second Pension Trust
------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) X
                                                                        (b)___
------------------------------------------------------------------------------

   3     SEC USE ONLY

------------------------------------------------------------------------------

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
------------------------------------------------------------------------------

                             5       SOLE VOTING POWER
       NUMBER OF                     -0-
        SHARES               -------------------------------------------------
     BENEFICIALLY            6       SHARED VOTING POWER
       OWNED BY                      8,898,782
         EACH                -------------------------------------------------
       REPORTING             7       SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH                -------------------------------------------------
                             8       SHARED DISPOSITIVE POWER
                                     8,898,782
------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,898,782
------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           ___

------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          16.44%
------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          IN
------------------------------------------------------------------------------

CUSIP No.         G47962108               13G    Page  4  of   7    Pages
          -------------------------                   ---    -----

   1     NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Carl A. Corrallo, as a trustee of The Coastal Corporation Second Pension Trust
------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) X
                                                                        (b)___
------------------------------------------------------------------------------

   3     SEC USE ONLY

------------------------------------------------------------------------------

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
------------------------------------------------------------------------------

                             5       SOLE VOTING POWER
       NUMBER OF                     -0-
        SHARES               -------------------------------------------------
     BENEFICIALLY            6       SHARED VOTING POWER
       OWNED BY                      8,898,782
         EACH                -------------------------------------------------
       REPORTING             7       SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH                -------------------------------------------------
                             8       SHARED DISPOSITIVE POWER
                                     8,898,782
------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,898,782
------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           ___

------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          16.44%
------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          IN
------------------------------------------------------------------------------

CUSIP No.         G47962108               13G    Page  5  of   7    Pages
          -------------------------                   ---    -----


   1     NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         The Coastal Corporation Second Pension Trust of The Pension Plan For Employees Of The Coastal Corporation
------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) X
                                                                        (b)___
------------------------------------------------------------------------------

   3     SEC USE ONLY

------------------------------------------------------------------------------

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
------------------------------------------------------------------------------

                             5       SOLE VOTING POWER
       NUMBER OF                     -0-
        SHARES               -------------------------------------------------
     BENEFICIALLY            6       SHARED VOTING POWER
       OWNED BY                      8,898,782
         EACH                -------------------------------------------------
       REPORTING             7       SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH                -------------------------------------------------
                             8       SHARED DISPOSITIVE POWER
                                     8,898,782
------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,898,782
------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           ___

------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          16.44%
------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          OO
------------------------------------------------------------------------------

CUSIP No.         G47962108               13G    Page  6  of   7    Pages
          -------------------------                   ---    -----

Item 1(a). Name of Issuer: Intelect Communications, Inc

Item 1(b). Address of Issuer's Principal Executive Offices: 1100 Executive
           Drive, Richardson, Texas 75081

Item 2(a). Name of Person Filing: Donald H. Gullquist

Item 2(b). Address or Principal Business Office or, if none, Residence: Nine
           Greenway Plaza, Houston Texas 77046-0995

Item 2(c). Citizenship: United States

Item 2(d). Title of Class of Securities: Common Shares, par value
           US $0.01 per share

Item 2(e). CUSIP No.: G47962108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

        a. [ ] Broker or Dealer registered under Section 15 of the Act.

        b. [ ] Bank as defined in Section 3(a)(6) of the Act.

        c. [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

        d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

        e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

        f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

        j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        Not applicable.

Item 4. Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

        a. Amount Beneficially Owned: 8,898,782

        b. Percent of class: 16.44%

        c. Number of shares as to which such person has:

               i. Sole power to vote or to direct the vote: 0

               ii. Shared power to vote or to direct the vote: 8,898,782

               iii. Sole power to dispose or to direct the disposition of: 0

               iv. Shared power to dispose or to direct the disposition of:
8,898,782

CUSIP No.         G47962108               13G    Page  7  of   7    Pages
          -------------------------                   ---    -----

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

        Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        DONALD H. GULLQUIST, Trustee, COBY C. HESSE, Trustee, and
CARL A. CORRALLO, Trustee, of The Coastal Corporation Second Pension Trust of The Pension Plan For Employees Of The Coastal Corporation.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certifications.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         The Coastal Corporation Second Pension Trust of The Pension Plan For Employees Of The Coastal Corporation

Dated: August 26, 1999   /S/ DONALD H. GULLQUIST
                         ----------------------------------------------------
                         DONALD H. GULLQUIST, Trustee, on behalf of
                         COBY C. HESSE, as Trustee, and
                         CARL A. CORRALLO, as Trustee
                         pursuant to Agreement Pursuant to Rule 13d-1(f)(1)
                         under the Securities Exchange Act of 1934